SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Cellular Dynamics International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

15117V109

(CUSIP Number)

Lynn-Anne M. Schow, Esq.

Sixth Floor Investors LP

3555 Timmons Lane, Suite 800

Houston, TX 77027

713-961-1600

with a copy to:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117V109	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON Sixth Floor Investors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[1]
14.	TYPE OF REPORTING PERSON (See Instructions) PN

[1]

This calculation is based on 15,734,749 shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”) outstanding as of July 30, 2013 as reported in the Prospectus, filed by the Issuer on July 26, 2013 (the “Prospectus”).

CUSIP No. 15117V109	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON 8-26-22 GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) PN

[2]	This calculation is based on 15,734,749 shares of Common Stock outstanding as of July 30, 2013 as reported in the Prospectus.

CUSIP No. 15117V109	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON Texas 8-26-22 Trust 2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,118,695
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 2,118,695
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,118,695
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%[3]
14.	TYPE OF REPORTING PERSON (See Instructions) OO

[3]	This calculation is based on 15,734,749 shares of Common Stock outstanding as of July 30, 2013 as reported in the Prospectus.

CUSIP No. 15117V109	SCHEDULE 13D	Page 5 of 9

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 525 Science Drive, Madison, Wisconsin 53711.

As of August 5, 2013, the Reporting Persons (defined below) beneficially owned an aggregate of 2,118,695 shares of Common Stock (which includes 27,413 shares of Common Stock underlying a warrant to purchase shares of Common Stock), representing approximately 13.5% of the outstanding shares of Common Stock.

Item 2.	Identity and Background

(a), (f)

This statement is being filed by Sixth Floor Investors LP, a Delaware limited partnership (“Sixth Floor Investors”), 8-26-22 GP LLC, a Delaware limited liability company (“8-26-22”) and Texas 8-26-22 Trust 2, a Texas trust (“Texas 8-26-22”, and together with Sixth Floor Investors and 8-26-22, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of August 2, 2013, a copy of which is attached hereto as Exhibit A.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 3555 Timmons Lane, Suite 800, Houston, Texas 77027.

(c)

Sixth Floor Investors’ principal business is to make investments in private and public companies.

8-26-22’s principal business is serving as the general partner of Sixth Floor Investors.

Texas 8-26-22’s principal business is serving as the sole member of 8-26-22.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

From January 2010 through November 2012, Sixth Floor Investors acquired an aggregate of 19,999,998 shares of the Issuer’s Series B preferred stock (the “Preferred Stock”). The consideration for the purchase of the Preferred Stock was funded by capital contributions by Sixth Floor Investors’ partners for investment purposes.

On June 27, 2013, the Issuer entered into a $20.0 million term loan credit agreement (the “Credit Agreement”) with Sixth Floor Investors, as administrative agent, and the other lenders party thereto and, in connection with a $12.0 million loan under the Credit Agreement, issued to Sixth Floor Investors a warrant to purchase 267,274 shares of the Preferred Stock (the “Preferred Stock Warrant”) at an exercise price equal to the initial public offering price of the Common Stock.

On June 27, 2013, the Issuer’s board of directors authorized a 1 for 9.75 reverse split of the Preferred Stock, effective July 9, 2013. On July 30, 2013, pursuant to the Issuer’s Sixth Amended and Restated Articles of Incorporation, the Preferred Stock was converted into shares of Common Stock on a one-for-one basis and the Preferred Stock Warrant converted into a warrant to purchase an equal number of shares of Common Stock.

CUSIP No. 15117V109	SCHEDULE 13D	Page 6 of 9

Additionally, on July 24, 2013, Sixth Floor Investors purchased 40,000 shares of Common Stock (the “IPO Shares”) at a price of $12.00 per share as part of the Issuer’s initial public offering (the “IPO”), which purchase closed on July 30, 2013. The aggregate purchase price of the IPO Shares was $480,000. The consideration for the purchase of the IPO Shares was funded by capital contributions by Sixth Floor Investors’ partners for investment purposes.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Preferred Stock, the Preferred Stock Warrant and the IPO Shares for investment purposes.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer. The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

If the Issuer borrows the remaining $8.0 million under the Credit Agreement at any time until December 31, 2013, Sixth Floor Investors will be issued a warrant to purchase additional shares of Common Stock.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

(a), (b)

Based upon the Prospectus, filed by the Issuer on July 26, 2013, there were 15,734,749 shares of Common Stock outstanding as of July 30, 2013.

Based on the foregoing, the 2,118,695 shares of Common Stock (which include 27,413 shares of Common Stock underlying the warrant to purchase shares of Common Stock referenced in Item 3 of this Schedule) (the “Subject Shares”) directly held by Sixth Floor Investors represent approximately 13.5% of the outstanding shares of Common Stock.

8-26-22, as the general partner of Sixth Floor Investors, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, 8-26-22 may be deemed to be the beneficial owner of the Subject Shares. Texas 8-26-22, as the sole member of 8-26-22, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Texas 8-26-22 may be deemed to be the beneficial owner of the Subject Shares.

(c)

Item 3 above, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Stock and other securities relating to Common Stock that were effected in the past 60 days by the Reporting Persons.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

(e)

Not applicable.

CUSIP No. 15117V109	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Letter Agreement

On July 15, 2013, Sixth Floor Investors entered into that certain letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which, so long as Sixth Floor Investors remains a beneficial owner of at least 10% of the Issuer’s outstanding Common Stock, it shall have the right to designate a nominee for election to the Issuer’s board of directors. Upon such nomination, the Issuer shall use its best efforts to cause its board of directors to nominate and recommend to the shareholders of the Issuer the election of Sixth Floor Investors’ nominee. The designee initially designated under the Letter Agreement is Leonard Loventhal. Subject to applicable laws, rules and regulations, including the listing standards of The NASDAQ Stock Market LLC, each committee of the Issuer’s board of directors will include the director designated pursuant to the Letter Agreement. Notwithstanding the Letter Agreement, Sixth Floor Investors has determined that the audit committee need not include Mr. Loventhal.

Lock-up Agreement

In connection with the Issuer’s IPO, Sixth Floor Investors entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which Sixth Floor Investors agreed that for a period of 180 days after July 24, 2013, it will not, without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

Registration Rights Agreement

The Issuer, Sixth Floor Investors and certain other investors are party to the Fourth Amended and Restated Registration Rights Agreement, dated as of November 1, 2012 (the “Registration Rights Agreement”), which contains certain registration rights with respect to shares of Common Stock held by Sixth Floor Investors and other investors. The shares entitled to registration rights under the Registration Rights Agreement are referred to herein as “Registrable Securities”.

Demand registration rights

Under the Registration Rights Agreement and at any time beginning 180 days after July 24, 2013, the holders of a majority of the Registrable Securities may, on not more than two occasions, request that the Issuer register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price to the public, net of underwriting discounts and commissions, of at least $5.0 million. The Issuer will then be obligated to provide the holders of Registrable Securities with notice of such registration request within 30 days of the request and to use its reasonable best efforts to effect the registration of the Registrable Securities under the Securities Act of 1933 (the “Securities Act”). The Issuer may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of its board of directors such registration would be materially detrimental to the Issuer or it would materially interfere with any material transaction involving the Issuer, and the Issuer is not required to effect the filing of a registration statement during the period beginning 60 days prior to the Issuer’s good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration statement pertaining to a public offering of the Issuer’s securities.

Piggyback registration rights

If the Issuer registers any of its securities for public sale, the holders of Registrable Securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, other than with respect to a registration related to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, subject to certain marketing and other limitations.

CUSIP No. 15117V109	SCHEDULE 13D	Page 8 of 9

Form S-3 registration rights

Any holder of Registrable Securities may make a request that the Issuer register its shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the aggregate price of the public offering is equal to or would exceed $1.0 million. These shareholders may make an unlimited number of requests for registration on Form S-3. However, the Issuer will not be required to effect a registration on Form S-3 during the period starting with the filing of and ending on the date six months following the effective date of a registration statement pertaining to a public offering. The Issuer is also not obligated to effect any such registration if, within 30 days of receipt of the holder’s request, the Issuer delivers a certificate executed by the Chairman of its board of directors indicating that the Issuer is engaged or has fixed plans to engage within 30 days in a firm commitment underwritten public offering of Common Stock in which Registrable Securities holders may include such securities. The Issuer may postpone the filing of a registration statement for up to 180 days once in a 12-month period if in the good faith judgment of its board of directors it would be materially detrimental to the Issuer or it would materially interfere with any material transaction involving the Issuer.

The registration rights described above will expire, with respect to any particular shareholder, on July 24, 2018, and on the first date when the holders and affiliates may sell the Registrable Securities under Rule 144 of the Securities Act during any 90-day period.

Warrant

Sixth Floor Investors holds a warrant to purchase 27,413 shares of Common Stock at an exercise price of $12.00 per share. The warrant expires on June 27, 2023.

The foregoing descriptions are qualified in their entirety by reference to the Letter Agreement, Lock-up Agreement, Registration Rights Agreement and the Preferred Stock Warrant, all of which are incorporated by reference as Exhibits B, C, D and E hereto, respectively, and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement dated as of August 2, 2013

B	Letter Agreement, dated as of July 15, 2013 (incorporated by reference to Exhibit 10.56 to Amendment No. 3 to the Registration Statement on Form S-1 (333-189049) of the Issuer)

C	Lock-up Agreement, dated as of June 17, 2013, executed by Sixth Floor Investors LP

D	Registration Rights Agreement, dated as of November 1, 2012 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 (333-189049) of the Issuer)

E	Tranche 1 Warrant to Purchase Series B Preferred Stock of Cellular Dynamics International, Inc., dated June 27, 2013

CUSIP No. 15117V109	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

Sixth Floor Investors LP
By:	8-26-22 GP LLC, its General Partner
By:	/s/ Daniel F. Pritzker
	Name:	Daniel F. Pritzker
	Title:	Chief Executive Officer

8-26-22 GP LLC
By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	Manager

Texas 8-26-22 Trust 2
By:	1922 Trust Company LTA, its Trustee
By:	/s/ Lewis M. Linn
	Name:	Lewis M. Linn
	Title:	President